Exhibit (e)(15)

August 13, 2018

Sergey Yurasov, M.D.

226 Twin Peaks Blvd.

San Francisco, CA 94114

Re: Retention Program

Dear Sergey,

In recognition of your contributions to date and the important future objectives of Immune Design Corp. (the “Company”), the Company is offering you eligibility for a retention bonus on the terms described below.

Retention Payment

If you sign this letter and if you remain continuously employed by the Company through February 28, 2020 (the “Retention Date”), then you will earn a retention bonus in an amount equal to $200,000 (the “Retention Bonus”). The Retention Bonus, less applicable deductions and withholdings, will be advanced and paid to you on the next regular payroll after you sign this letter.

If your employment is terminated for any reason or you provide notice of your termination before August 31, 2019, then you agree to repay the Retention Bonus in full to the Company within sixty (60) days following your employment termination date.

If your employment is terminated for any reason or you provide notice of your termination between August 31, 2019 and the Retention Date, then you agree to repay twenty-five percent (25%) of the Retention Bonus to the Company within sixty (60) days following your employment termination date.

You agree that the Company may deduct, in accordance with applicable law, any amounts that you are required to repay to the Company from any payments that the Company owes you, including but not limited to salary, bonus and expense reimbursements.

409A

It is intended that all of the severance benefits and other payments payable under this letter satisfy, to the greatest extent possible, any applicable exemption from the application of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and this letter will be construed to the greatest extent possible as consistent with the terms of any such exemption. Notwithstanding any provision to the contrary in this letter, if you are deemed by the Company at the time of your Separation from Service (as defined in Treasury Regulation Section 1.409A-1(h)) to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation,” then to the extent delayed commencement of any portion of such payments is required in order to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Code Section 409A, such payments shall not be provided to you prior to the earliest of (i) the expiration of the six-month period measured from the date of your Separation from Service with the Company, (ii) the date of your death or (iii) such earlier date as permitted under Code Section 409A without the imposition of adverse taxation. Upon the first business day following the expiration of such applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this paragraph shall be paid in a lump sum to you, and any remaining payments due shall be paid as otherwise provided herein or in the applicable agreement. No interest shall be due on any amounts so deferred. If any amounts payable are subject to execution of an effective release, and if the applicable revocation period spans two calendar years, then payments will commence in the second of those two years to the extent necessary to avoid adverse taxation under Code Section 409A.

Miscellaneous

Nothing in this letter alters the status of your at-will employment relationship with the Company. Further, the terms herein shall not affect the terms and conditions of your employment agreement with the Company or supersede such employment agreement or any other agreements with the Company. The Company will have no obligation to maintain your employment for any purpose related to the Retention Bonus.

The terms set forth herein form the complete and exclusive statement of terms between you and the Company with regard to this subject matter. These terms supersede any other agreements or promises made to you by anyone, whether oral or written, on the subject matter of this letter agreement and cannot be modified or amended except in a writing signed by the Company’s Chief Executive Officer. By signing below, you acknowledge that you have carefully reviewed the contents of this letter agreement and, with a full and complete understanding of its contents, voluntarily accept all of its terms and conditions. You further agree that you have had an opportunity to consult legal counsel and financial advisors regarding the meaning and significance of provisions herein.

If any provision of this letter is determined to be invalid or unenforceable, in whole or in part, this determination will not affect any other provision of this letter and the provision in question will be modified so as to be rendered enforceable. This letter will be deemed to have been entered into and will be construed and enforced in accordance with the laws of the State of California without respect to conflicts of law principles. This letter may be executed in counterparts and signatures by facsimile will suffice as original signatures.

Sincerely,

Carlos Paya, M.D., Ph.D.

President and Chief Executive Officer

Immune Design Corp.

I acknowledge that I have read, understand and agree with the terms set forth herein:

/s/ Sergery Yurasov	Dated:	08/14/2018
Sergey Yurasov, M.D.